                                                     Filed by: BSB Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                              Subject Company: BSB Bancorp, Inc.
                                                     Commission File No. 0-17177

                               Rule 425 Filing


Filer:          BSB Bancorp, Inc.

Company:        BSB Bancorp, Inc.



Attached for submission to the Securities and Exchange Commission is a slide presentation given by BSB Bancorp, Inc. and NBT Bancorp Inc. on April 20, 2000.

                      NBT Bancorp Inc & BSB Bancorp, Inc.

                                Merger of Equals

                                 April 20, 2000

[BSB BANK & TRUST LOGO]                                          [NBT BANK LOGO]

FORWARD LOOKING STATEMENT

This presentation contains statements regarding NBT Bancorp Inc. and BSB Bancorp, Inc. following the completion of the merger of equals discussed herein, including strategies, plans and objectives, as well as estimates and statements based on underlying estimates of future financial condition, performance and operating efficiencies on a pro forma basis and cost savings and revenue enhancements and accretion to reported earnings that will be realized from the merger.

These statements and estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. A variety of factors could cause actual results and experience to differ materially from forward-looking statements.

Factors that might cause such a difference include, but are not limited to, risks and uncertainties related to the consummation of the merger, including the realization of the level of revenues following the merger; integration costs or difficulties; competition from both financial and non-financial institutions; changes in interest rates, deposit flows, loan demand and accounting principles, policies or guidelines; the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond the control of NBT or BSB; and other economic, competitive, governmental, regulatory and technological factors affecting NBT or BSB or the combined institution specifically or the banking industry or economy generally.

Neither NBT or BSB assumes any obligation to update these forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statement.

This document does not constitute an offer of any securities for sale. Before making any decision with respect to the proposed merger, NBT and BSB stockholders will be provided with a joint proxy statement/prospectus which will be included in the registration statement to be filed with the Securities and Exchange Commission by NBT. All such stockholders should read that registration statement, including the proxy statement, before making any investment decision.

BSB, its officers, directors, employees and agents may be soliciting proxies from BSB shareholders in connection with the merger. Information concerning the participants in the solicitation will be set forth in the joint proxy statement/prospectus to be filed by NBT with the SEC.

NBT, its officers, directors, employees and agents may be soliciting proxies from NBT shareholders in connection with the merger. Information concerning the participants in the solicitation will be set forth in the joint proxy statement/prospectus to be filed by NBT with the SEC.

Investors will be able to obtain the documents free of charge at the SEC's web page, www.sec.gov. In addition documents filed with the SEC by BSB will be available free of charge from the Secretary of BSB Larry G. Denniston, telephone
(607) 779-2492. Documents filed with the SEC by NBT will be available free of charge from the Secretary of NBT John D. Roberts, telephone (607) 337-6541. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

[BSB BANK & TRUST LOGO]                                          [NBT BANK LOGO]


PRESENTERS

Daryl R. Forsythe -Chairman President and CEO of NBT Bancorp Inc.

Thomas L. Thorn -Acting President and CEO of BSB Bancorp, Inc.

Michael J. Chewens-CFO of NBT Bancorp Inc.

Rexford C. Decker-CFO of BSB Bancorp, Inc.

[BSB BANK & TRUST LOGO]                                          [NBT BANK LOGO]


TRANSACTION SUMMARY

 Fixed Exchange Ratio:                   2.00 NBTB shares for each share of BSBN

 Exchange Rationale:                          Ownership for Earnings Basis

 Transaction Value at Announcement: (1)                $251 million

 Accounting:                                   Pooling / Tax Free Exchange

 Due Diligence:                                         Completed

 Anticipated Expense Reduction:                   $7.4 million annually

 Expected Closing:                               Fourth Quarter of 2000



 (1) Based on NBT's April 19, 2000 closing price of $12.00
                                                                               4

[BSB BANK & TRUST LOGO]                                          [NBT BANK LOGO]

 Holding Company Name:                           To Be Determined

 Bank Name:                                      To Be Determined

 Principal Office:                                Binghamton, NY

 Board of Directors: (1)            7 from BSB and 8 from NBT including 2 from
                                      the company's Pennsylvania subsidiary

 Chairman & CEO:                                 Daryl R. Forsythe

 Estimated Merger Charge:                    $15 to 18 million pre-tax

 Cross-Options:                               19.9% priced at market

 Price Protection:                                      None

 (1) Provided NBT's pending transaction with Pioneer American closes.
                                                                               5

[BSB BANK & TRUST LOGO]                                          [NBT BANK LOGO]


TRANSACTIONAL RATIONALE

 - Exchange ratio was based upon estimated contributions to earnings in future periods by the two participants. (excluding non-recurring charges)

 - Expected to be accretive to earnings per share for all participants during
 2001


 - Improves shareholder liquidity with projected total shares outstanding of
 44.9 million

 - Creates a more visible entity with proforma assets of $4.6 billion which should attract increased analyst coverage and increased interest of institutional investors

 - Leverages strong competitive positions in adjacent markets

[BSB BANK & TRUST LOGO]                                          [NBT BANK LOGO]


COST SAVING ANALYSIS

 Non Interest Expense                         (In Millions)
 --------------------                         -------------

 Salary & Benefits                                $2.9

 Occupancy Expense                                 0.3

 Professional Fees / Outside Svcs.                 2.8

 IS and Communications                             0.2

 Other Operating Expenses                          1.2
                                                   ---

    Total                                         $7.4

  Note: Full phase in expected in 2001.
                                                                               7

[BSB BANK & TRUST LOGO]                                          [NBT BANK LOGO]


EPS ANALYSIS OF COST SAVES

Estimated cost saves of $7.4 million will generate approximately $0.10 per share(1) accretion once the cost saves have been fully implemented in 2001.




 (1) Utilizes 44.9 million shares and an effective tax rate of 38%.

[BSB BANK & TRUST LOGO]                                          [NBT BANK LOGO]


PRO FORMA BALANCE SHEET (IN THOUSANDS)
DATA AS OF DECEMBER 31, 1999

                                                           PRO FORMA
                         NBT (1)          BSB               COMBINED
                         -------          ---               --------

Total Assets             2,378,408       2,240,948           4,619,356
Securities                 747,399         401,723           1,149,122
Loans                    1,463,217       1,722,252           3,185,469

Total Deposits           1,777,091       1,901,204           3,678,295
Total Equity               189,763         154,493             344,166

Shares Outstanding                                        44.9 million


(1) Includes pending acquisition of Pioneer American Holding Company.
                                                                               9

[BSB BANK & TRUST LOGO]                                          [NBT BANK LOGO]


FINANCIAL RATIOS
BASED ON ANNUALIZED 4th QTR 1999 RESULTS

                                                       Proforma

                          NBT            BSB           Combined
                         -----         -----      -------------

ROAA                      1.17          1.10             1.13

ROAE                     12.56         15.26            14.08

NIM                       4.82          4.23             4.46

Efficiency Ratio         56.83         41.38            47.66

Leverage Ratio            9.50          7.85             8.47

[BSB BANK & TRUST LOGO]                                          [NBT BANK LOGO]


OVERVIEW OF COMBINED MARKET AREA

 - 102 total branches serving 19 counties in 2 states

 - Commanding market presence in eight counties as measured by a deposit share rank of 1, 2, or 3

 - Leading deposit share in Binghamton and Norwich.

 - Growing presence in the Syracuse and Scranton markets

[BSB BANK & TRUST LOGO]        MAP OF MARKET AREA                [NBT BANK LOGO]


                                [MARKET AREA MAP]


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[BSB BANK & TRUST LOGO]                                          [NBT BANK LOGO]


DEPOSIT SHARE AND RANK BY COUNTY


------------------------------------------------------
COUNTY, STATE       DEPOSIT SHARE          RANK
------------------------------------------------------
Broome, NY             56.5%                 1
------------------------------------------------------
Chemung, NY             5.1%                 6
------------------------------------------------------
Chenango, NY           84.4%                 1
------------------------------------------------------
Clinton, NY             9.8%                 4
------------------------------------------------------
Delaware, NY           33.9%                 1
------------------------------------------------------
Essex, NY              25.0%                 2
------------------------------------------------------
Fulton, NY             11.1%                 4
------------------------------------------------------
Montgomery, NY          2.0%                 6
------------------------------------------------------
Oneida, NY              5.3%                 6
------------------------------------------------------
Onondaga, NY            4.7%                 7
------------------------------------------------------
Otsego, NY              1.6%                 7
------------------------------------------------------
Oswego, NY              0.4%                11
------------------------------------------------------
Tioga, NY              21.2%                 2
------------------------------------------------------
Lackawanna, PA         11.5%                 3
------------------------------------------------------
Luzerne, PA             0.9%                16
------------------------------------------------------
Monroe, PA              3.2%                 6
------------------------------------------------------
Pike, PA               18.6%                 3
------------------------------------------------------
Wayne, PA              17.9%                 3
------------------------------------------------------
Wyoming, PA             0.6%                 6
------------------------------------------------------

[BSB BANK & TRUST LOGO]                                          [NBT BANK LOGO]

SUMMARY OF ONE TIME EXPENSES

Charges                                 (In Millions)
-------                                 -------------

Professional Fees                           $7 to 8

Severance                                         3

Data Processing                              3 to 5

Other                                             2
                                              -----
      Total                              $15 to $18

[BSB BANK & TRUST LOGO]                                          [NBT BANK LOGO]


REASONS TO INVEST IN THE NEW COMPANY

 - Expected to be accretive to EPS in first full year

 - Similar corporate cultures that will be easily integrated

 - Increased operating efficiencies

 - Building on each other's strength through cross selling opportunities

JOHN TWOMEY
ASSOCIATE
MCCONNELL, BUDD & DOWNES, INC
CORPORATE FINANCE

365 SOUTH STREET
MORRISTOWN, NJ 07960

(973) 538-1680        ( WORK VOICE  )
(973) 538-3679        ( WORK FAX  )

JTWOMEY@MCBD.COM        ( PREFERRED INTERNET  )




VERSION
       2.1

NAME
            Family:      Twomey
             First:      John
            Middle:
            Prefix:
            Suffix:

FORMATTED NAME
       John Twomey

ORGANIZATION
       Mcconnell, Budd & Downes, Inc
       Corporate Finance

TITLE
       Associate

TELEPHONE NUMBER        ( Work Voice  )
       (973) 538-1680

TELEPHONE NUMBER        ( Work Fax  )
       (973) 538-3679

ADDRESS        ( Work  )
        P.O. Address:
    Extended Address:
              Street:    365 South Street
            Locality:    Morristown
              Region:    NJ
         Postal Code:    07960

             Country:

DELIVERY LABEL        ( Work  )
       365 South Street
       Morristown, NJ 07960

ELECTRONIC MAIL ADDRESS        ( Preferred Internet  )
       jtwomey@mcbd.com

LAST REVISION
       20000420T204557Z